Exhibit 99.1

Master Services Agreement

Date:	21st May 2025
Parties:	Southern Star Research Pty Ltd ACN 103 120 896 of 1 Merriwa Street, Gordon NSW 2072 Australia (“Southern Star Research”)
Psyence Australia Pty Ltd ABN 88 665 259 727 of Level 7, 330 Collins Street, Melbourne VIC 3000 (“Psyence”)

Background

A.	Southern Star Research is in the business of providing contract clinical research services (“Services”) on clinical projects (“Projects”). Psyence wishes to engage the Services of Southern Star Research to support its business operations. Southern Star Research will supply Services to Psyence on the terms and conditions set out in this agreement (the “Agreement”).

B.	Now therefore in consideration of the mutual promises and obligations of the Parties, they hereby agree as follows:

Agreed Terms

1.	Definitions

a)	Affiliate means any Related Body Corporate (as defined by the Australian Corporations Act 2001) of a Party.

b)	Business Day means a day on which banks are open for general banking business in New South Wales, excluding Saturdays and Sundays.

c)	Cost includes any cost, charge, expense, outgoing, payment or other expenditure of any nature (whether direct, indirect or consequential and whether accrued or paid).

d)	Damages means all liabilities, losses, damages, Costs and expenses, including legal fees and disbursements and costs of investigation, litigation, settlement, judgment, interest and penalties.

e)	Effective Date means the date of this Agreement.

f)	Investigational Product includes pharmaceutical and/or medical devices products as follows:

i.	pharmaceutical: means a pharmaceutical form of an active ingredient or placebo being tested or used as a reference in a clinical trial, including a product with a marketing authorisation when used or assembled (formulated or packaged) in a way different from the approved form, or when used for an unapproved indication, or when used to gain further information about an approved use; and

ii.	medical device: means an instrument, apparatus, implement, machine, contrivance, implant, in vitro reagent, or other similar or related article, including any component, part, or accessory, which is:

A.	intended for use in the diagnosis of disease or other conditions, or in the cure, mitigation, treatment, or prevention of disease; or

B.	intended to affect the structure or any function of the body of man; and

which does not achieve its primary intended purposes through chemical action within or on the body of man and which is not dependent upon being metabolized for the achievement of its primary intended purposes.

g)	Party or Parties means Southern Star Research and Psyence.

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2.	Services

2.1.	All work performed by Southern Star Research for Psyence pursuant to this Agreement will be on a project basis (“Work Order”). Southern Star Research will provide Services in accordance with any Work Order that references this Agreement. Each Work Order comprises an agreement for the provision of Services for a specific project or task once signed by both Parties. Each Work Order will contain the scope of services, payment schedules, cost estimates for the Services and expenses and any requirements and terms that are specific for a Project or task.

2.2.	Changes to a Work Order can only be made with the agreement of both parties recorded in writing in the form of a “Change Order”. The Change Order will contain the details of such changes (e.g. budget impact, scope of services changes, etc.) and will be binding on the Parties once signed by both Parties.

2.3.	Work Orders and Change Orders constitute a part of this Agreement. Should any inconsistency exist or arise between the terms and conditions of this Agreement and the terms and conditions of any Work Order or Change Order, the terms and conditions of this Agreement shall prevail to the extent of the inconsistency, unless the Work Order or Change Order explicitly states otherwise.

2.4.	Subject to the provisions of Section 14 (Force Majeure) and any Change Order, Southern Star Research will carry out the Services. Southern Star Research shall at all times use reasonable endeavors to minimize any delay in the performance of its obligations under each Work Order.

2.5.	If the Services involve Southern Star Research acting as the local sponsor of a clinical trial/study in a country as specified in a Work Order or Change Order (“Local Sponsor”), Southern Star Research agrees that it shall fulfil all regulatory requirements of the local regulatory authority and shall at all times comply with all relevant legislation.

3.	Payment

3.1.	Psyence will pay Southern Star Research all Service fees and expenses incurred by Southern Star Research according to any Work Order or Change Order signed under this Agreement. , ..

3.2.	Unless otherwise specified in the Work Order, upon acceptance of a Work Order by both Parties, .

3.3.

. It should be noted that value of any third party contracts may be a best estimate and vary dependant on project variables including the number of subjects enrolled. If the final amount exceeds the initial full value of the third party contract then Southern Star Research may invoice Psyence for payment of the difference.

3.4.	Southern Star Research must ensure that each invoice:

a)	describes the Services rendered during the relevant calendar month;

b)	provides a detailed breakdown of any expenses and pass-through costs;

c)	is issued in an electronic format; and

d)	identifies all applicable taxes.

3.5.	Unless otherwise set out and detailed in the respective Work Order or Change Order, Southern Star Research shall not incur any expenses and/or pass through costs without the prior written approval of Psyence.

.

3.7.	All payments to Southern Star Research under this Agreement shall be made electronically to the following bank account:

Account Name: Southern Star Research Pty Ltd

Bank:

BSB:

Account/IBAN No.:

SWIFT/BIC code:

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3.8.	Payment must be made by Psyence within of Psyence’s receipt of all invoices, , as specified in Section 3.2 which must be paid in calendar days of receipt of an invoice.

3.9.
Psyence may only withhold payment for the portion of an invoice that is the subject of a query. Other amounts that are not in dispute must be paid within the specified time period
If no solution can be found and the matter cannot be resolved within thirty (30) business days, the matter shall be referred to Southern Star Research’s Managing Director/CEO and Psyence’s Managing Director/ CEO/President, or equivalent, who must meet or communicate using a teleconference tool within ten (10) business days or such other period as the Parties may agree to attempt to resolve the matter. If the unresolved matter is having a serious effect on the provision of the Services, the Parties shall use every reasonable endeavour to reduce the elapsed time in completing the process. If the dispute cannot be resolved between the Parties then the provisions of Section 19 will apply.

3.10.	Southern Star Research may, by written notice to Psyence, suspend the provision of Services or part of the Services, if Psyence is in default of any payment or other obligation under this Agreement.

3.11.	Any reference in this Agreement to money shall be deemed to refer to the lawful currency of Australia (AUD), unless otherwise specified.

3.12.

3.13.	Southern Star Research will use its best endeavours to purchase all items and services for the Work Order and Change Order, on behalf of Psyence, in as cost-effective manner as possible. Expenses will be estimated as accurately as possible but may vary due to factors outside the control of Southern Star Research.

3.14.	Any signed Work Order will state the value of Services as at the date of signature

3.15.	The Parties agree that:

a)	all Payments have been calculated exclusive of GST;

b)	if any Payment is consideration for a Taxable Supply for which the supplier is liable to GST, the recipient must pay the GST Amount to the supplier, concurrently with the relevant Payment unless otherwise agreed in writing;

c)	any reference to a cost or expense in this Agreement excludes any amount of GST forming part of the cost or expense when the relevant party incurring the cost or expense can claim an Input Tax Credit; and

d)	the supplier will provide to the recipient a Tax Invoice for each supply.

3.16.	In Section 3.14:

a)	GST means ‘goods and services tax’ and includes, where applicable, a reference to VAT (i.e. in regions outside of Australia);

b)	GST Amount means any Payment multiplied by the applicable rate at which the GST is levied;

c)	GST Act means A New Tax System (Goods and Services Tax) Act 1999 (Cth);

d)	Input Tax Credit, Tax Invoice and Taxable Supply have the meanings given to those expressions in the GST Act;

e)	Payment means any amount payable under or in connection with this Agreement including any amount payable by way of indemnity, reimbursement or otherwise and includes the provision of any non-monetary consideration; and

f)	VAT means a ‘value added tax’ which may be applicable in regions outside Australia and VAT may be added where applicable and dependent on local laws in a manner and rate that applies for each region similar to GST.

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4.	Term and Termination

4.1.	This Agreement shall expire upon the later of:

a)	the anniversary of the Effective Date; or

b)	completion of the Services to be provided pursuant to the terms of a Work Order or Change Order, unless terminated earlier or extended by the Parties in accordance with the provisions of this Agreement.

4.2.	Notwithstanding Section 4.1, the Parties also may agree in writing to extend the term of this Agreement to a nominated date (“Extended Date”). Despite any extension to the term, either Party shall be able to terminate the Agreement in accordance with the other provisions of this Section 4.

4.4.	Psyence may terminate this Agreement or a particular Work Order or Change Order for convenience upon giving Southern Star Research no less than days’ written notice of termination.

4.5.	Termination of this Agreement also terminates all Work Orders and Change Orders effected under its terms.

4.6.	Either Party may terminate this Agreement, with immediate effect by providing written notice to the other Party (Defaulting Party) if:

a)	the Defaulting Party is in material breach of this Agreement and such material breach is incapable of being remedied;

b)	the Defaulting Party is in material breach of this Agreement and such material breach is capable of being remedied, but the Defaulting Party fails to remedy the material breach within ten (10) days of its receipt of a notice requiring it to do so;

c)	the Defaulting Party is subject to an Insolvency Event.

4.7.	The Agreement or a Work Order may be terminated by Either Party before the end of the term by written notice to Other Party with days if the Project detailed in the Work Order is not continuing for reasons including:

a)	the Investigational Product has given rise to unacceptable or serious adverse events;

b)	the Investigational Product is being shown not to be effective;

c)	the Investigational Product has been demonstrated to be effective and Psyence has determined that further testing is not required; or

d)	a Regulatory Authority requires the suspension or cessation of the Project.

4.9.	Notwithstanding the termination provisions set out in this Section 4, the terms of this Agreement and the relevant Work Order or Change Order shall remain in full force and effect (in respect of such Services, fees and expenses) up to the effective date of the termination of the trial/study and completion of Southern Star Research’s obligations or registration of the replacement of Southern Star Research as the Local Sponsor (as the case may be).

4.10.	Save where Psyence has terminated this Agreement pursuant to Section 4.6, Psyence agrees to pay all reasonable Service fees and expenses incurred by Southern Star Research associated with the termination or transfer of obligations not otherwise covered by a Work Order or Change Order.

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4.11.	In the event of termination pursuant to this Section 4 and save where Psyence has terminated this Agreement pursuant to Section 4.6, then Southern Star Research shall be entitled to be:

b)	reimbursed for any and all reasonable obligations that cannot be cancelled as regards to third parties that were incurred prior to the date of termination in compliance with this Agreement and/or the applicable Work Order or Change Order.

4.12.	Any funds held by Southern Star Research as of, or following, the date of termination, which were paid by Psyence to Southern Star Research in advance of Southern Star Research performing any Services or that are otherwise unearned by Southern Star Research shall be returned to Psyence calendar days of the lawful termination of this Agreement or the applicable Work Order or Change Order.

4.13.	For the avoidance of doubt, the provisions of Sections and this Section 4.13 of this Agreement survive, and continue to operate, past the termination of this Agreement.

5.	Relationship Between the Parties & Exclusivity

5.1.	The Parties are independent parties and nothing in this Agreement constitutes a joint venture, partnership or agency.

5.2.	Nothing herein shall obligate either Party to proceed with any transaction. Each Party agrees that no contract or agreement providing for a transaction shall exist until definitive agreements in the form of Work Orders or Change Orders have been executed and delivered by duly authorized representatives of each Party.

6.	Publicity

6.1.	Neither Party shall use the other Party’s name in any marketing materials and/or publicly released information pertaining to the details of the relationship created by this Agreement, including a press release, without the other Party’s prior written approval.

7.	Ownership and Use

7.1.	Ownership of all right, title and interest in and to any data, materials, results, deliverables or other work arising, directly or indirectly, from the Services hereunder, whether prepared or performed by Southern Star Research, alone or in conjunction with others (“Work Product”) shall vest in Psyence.

7.2.	In order to give effect to the foregoing, Southern Star Research hereby irrevocably undertakes to assign to Psyence all rights, including moral rights, invention, technology, know-how or other intellectual property relating to the Work Product or arising out of the Work Order and Change Order. Southern Star Research undertakes to do all things and to sign all documents as may be necessary to record or perfect such rights in the name of Psyence, whether as registered or unregistered intellectual property.

7.4.	Psyence acknowledges that as of the Effective Date of this Agreement, Southern Star Research possesses certain inventions, processes, know-how, improvements, other intellectual property and other assets, including but not limited to, project management methods, procedures and techniques, procedure manuals, personnel data, financial information, site listings, standard operating procedures, and computer technical expertise, which have been developed by Southern Star Research without the benefit of any information provided by Psyence and which relate to Southern Star Research’s continuing business or operations (collectively “Southern Star Research’s Property”).

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7.5.	Psyence and Southern Star Research agree that any of Southern Star Research’s Property or improvements thereto which are used, improved, modified or developed by Southern Star Research under or during the term of this Agreement are the sole and exclusive property of Southern Star Research.

7.6.	To the extent that any part of Southern Star Research’s Property forms part of any Work Product, Southern Star Research hereby grants to Psyence an irrevocable, perpetual, fully paid up, transferable sublicensable, worldwide license, to use such Southern Star Research’s Property strictly to exploit the Work Product.

7.7.	Southern Star Research warrants that any licence granted by Southern Star Research under this Agreement to Psyence and the exercise of any such licence and / or the Work Product will not infringe on the intellectual property rights of any third party.

7.8.	If Southern Star Research (or its personnel) has any moral rights in any material provided, used or prepared in connection with this Agreement or the provision of the Services, that Party will (and will procure that its personnel) consent to Psyence’s use or infringement of those moral rights in accordance with this Agreement.

8.	Representations and Warranties

8.1.	Each Party represents and warrants that it is a corporation or limited liability company duly organized, validly existing and in good standing under the laws of the state of its incorporation or formation.

8.2.	Each Party represents and warrants that the execution and delivery of this Agreement will not conflict with or violate any requirement of any applicable laws or regulations, and do not conflict with or constitute a default under any contractual obligation enforceable against it.

8.3.	Southern Star Research represents and warrants that it shall, at all times, perform the Services:

a)	promptly, carefully and to generally accepted industry standards;

b)	exercise all due care, skill and proper judgment, a professional manner and in accordance with accepted professional and business practices;

c)	in accordance with all applicable laws, rules, regulations, codes and guidelines;

d)	in accordance with any reasonable instructions or directions given by Psyence.

8.4.	Psyence represents and warrants to Southern Star Research in respect of all information and Investigational Products (in any format) which it provides to Southern Star Research in relation to the Services as follows:

a)	the information and Investigational Products are correct and Southern Star Research is entitled to rely on it or them without conducting any review of the information and Investigational Products, including any results generated from the correct use by Southern Star Research of the information and Investigational Products;

b)	the information and Investigational Products, and in particular information that is relevant to the safety of participants in a clinical trial, will be provided to Southern Star Research as soon as practically possible;

c)	it has all licences, permits, approvals, authorisations and other consents necessary for it to carry on lawfully its business and to supply the information and Investigational Products to Southern Star Research;

d)	the information and Investigational Products will be provided to Southern Star Research in a manner that is fit for use and/or administration by Southern Star Research to clinical trial participants; and

e)	it has complied with all applicable Commonwealth, State and Territory privacy, health records or similar legislation and regulations including (without limitation) the Privacy Act 1988 (Cth) in all matters relating to or arising out of the Work Order and Change Order;

f)	Southern Star Research will not breach any local laws, regulations and guidelines from the correct use of information (including clinical trial materials) and Investigational Products supplied by it.

8.5.	Each Party represents and warrants that all of its employees, staff, contractors, agents and any other persons or entities retained to perform any of the Services are properly qualified and trained to perform the Services.

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8.6.	Southern Star Research represents and warrants that it has and will maintain all agreed insurances (adequate to cover its liabilities under this Agreement) in respect of its business to the reasonable satisfaction of Psyence (including professional indemnity, public liability insurance, and workers compensation insurance) with a reputable and solvent insurance company.

8.7.	Southern Star Research represents and warrants that it has the right to provide the Services herein and the provision of such Services, will not infringe any patent, trade secret, copyright, or other intellectual property rights of a third party.

8.8.	Each Party represents and warrants that:

a)	it is solvent and able to pay its debts as and when they fall due;

b)	it has not proposed or reached a voluntary arrangement with a creditor;

c)	no application has been made to a court for an order, and no order has been made, that it be wound up;

d)	it has not entered into and is not subject to a scheme of arrangement, deed of company arrangement or composition with, or compromise or assignment for the benefit of all or any class of its creditors or members nor has it proposed a reorganisation, moratorium or other administration involving any of them; and

e)	no other action has been taken towards the liquidation, bankruptcy or winding-up of it.

8.9.	Each Party represents and warrants that entering into and performing the Services under this Agreement will not interfere with or violate the terms of any other agreement, arrangement or understanding to which it is or was a party, and that there exist no restrictions or obligations to any third Parties which will restrict, impede or delay its performance of Services under this Agreement.

8.10.	Each Party represents and warrants that it, its Affiliates, their directors, officers, employees, agents, representatives and sub-contractors shall at all times comply with all applicable anti-corruption and anti-bribery laws in all countries where the Services are performed.

9.	Indemnification and Limitation of Liability

9.1.	Psyence shall indemnify and keep indemnified Southern Star Research, its directors, officers, employees, agents, representatives, sub-contractors and Affiliates, for any and all claims, damages, costs, expenses and other liabilities, including legal Costs or Damages that are suffered or incurred arising out of:

(a)	a breach of this Agreement by Psyence; or

(b)	Psyence’s negligence or wilful misconduct; or

(c)	Psyence’s breach of a third party’s intellectual property rights; or

(d)	any claim based on the Investigational Product’s harmful or otherwise unsafe effect or Psyence sale, distribution or marketing of the Investigational Product; or

an injury to a study participant (including death) caused by the administration of the Investigational Product or clinical trial related procedure, provided however, that Psyence shall have no obligation hereunder with respect to any Damages caused by the negligence, recklessness or misconduct on the part of Southern Star Research or any of its directors, officers, employees, agents, representatives, subcontractors, Affiliates or advisors, or a breach by Southern Star Research of any of its obligations under this Agreement.

9.2.	Southern Star Research shall indemnify and keep indemnified Psyence, its directors, officers, employees, agents, representatives, and Affiliates, for any and all claims, damages, costs, expenses and other liabilities, including legal Costs or Damages that are suffered or incurred arising out of:

(a)	a breach of this Agreement by Southern Star Research; or

(b)	due to Southern Star Research’s or any of its agents’ negligence or wilful misconduct; or

(c)	due to Southern Star Research’s breach of a third party’s intellectual property rights;

provided however, that Southern Star Research shall have no obligation hereunder with respect to any Damages caused by the negligence, recklessness or misconduct on the part of Psyence or any of its directors, officers, employees, agents, representatives, subcontractors, affiliates or advisors, or a breach by Psyence of any of its obligations under this Agreement.

9.3.	Except for claims arising from the indemnity in clause 9.1 (d) and 9.1 (e), neither Party’s liability to the other Party for any and all damages or loss in connection with or arising out of this Agreement or any Work Order, or the Services performed by Southern Star Research hereunder, exceed an amount equal to subject also to the provisions of Section 9.6.

9.4.	Any action by either Party must be brought within two (2) years after the cause of action arose or the date on which the Party asserting the claim knew or reasonably should have known of the facts giving rise to the cause of action.

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9.5.	Southern Star Research shall not be deemed to be in breach of this Agreement or otherwise be liable to Psyence by reason of any delay in performance, or non-performance, of any of its obligations hereunder to the extent that such delay or non-performance is due to Psyence or to any third party’s action or omission, included but not limited to Regulatory or Health Authorities, Human Research Ethics Committees and other Institutions. Southern Star Research shall not be liable to Psyence nor be deemed to have breached this Agreement and/or any applicable Work Order or Change Order for errors, delays or other consequences arising from Psyence’s failure to timely provide documents, records, materials, data or other information, or to otherwise cooperate with Southern Star Research in order for Southern Star Research to timely and properly perform its obligations under this Agreement.

9.6.	Any Party liable, financially able and willing to provide indemnification hereunder shall be entitled, at its option, to control the defence and settlement of any claim on which it is liable, provided that the indemnifying Party shall act reasonably and in good faith with respect to all matters relating to the settlement or disposition of the claim as the disposition or settlement relates to the Party being indemnified. The indemnified Party shall reasonably cooperate in the investigation, defence and settlement of any claim for which indemnification is sought hereunder and shall provide prompt notice of any such claim or reasonably expected claim to the indemnifying Party. An indemnified Party shall have the right to retain its own separate legal counsel at its own expense.

9.7.	No settlement or compromise of a claim subject to the indemnification provisions in this Section 9 will be binding on either Party without prior written consent of the indemnified Party. Such consent of settlement or compromise will not be unreasonably withheld or delayed. Neither Party will admit fault on behalf of the other Party without the prior written approval of that Party.

10.	Insurance

10.1.	Where Southern Star Research is acting as the Local Sponsor for any Project under this Agreement Southern Star Research will purchase adequate clinical trials liability insurance for each Project that will provide coverage during the clinical study period and an appropriate period after the completion of the study. The clinical trial’s liability insurance will provide insurance coverage to a level that meets the local regulatory requirements to provide compensation to a clinical study participant for any claims relating to that participant’s participation in a clinical trial under this Agreement. The cost of the clinical trial insurance including any excess or deductible amounts, in the event of a claim, will be reimbursed to Southern Star Research by Psyence,

10.2.	Where Psyence is acting as the local study sponsor for any Project under this Agreement, Psyence will purchase adequate clinical trials liability insurance for each Project that will provide coverage during the clinical study period and an appropriate period after the completion of the study. The clinical trial’s insurance will provide insurance coverage to a level that meets the local regulatory requirements to provide compensation to a clinical study participant for any claims relating to a person’s participation in a clinical trial under this Agreement.

11.	Confidentiality & Privacy

11.1.	“Confidential Information” means any information in any format provided by one Party (the “Disclosing Party”) to the other Party (the “Receiving Party”) which is not public knowledge or generally known by the Receiving Party prior to the date of this Agreement and includes trade secrets, drawings, know-how, techniques, business and marketing plans, projections, profit and loss statements, financial information, management reports, arrangements and agreements with third parties, customer information, formulae, customer lists and business contacts, technical information, pricing, consulting methodologies, clinical data, software, manufacturing processes, product performance data, business methods, and projections, marketing, technical data, and prototypes.

11.2.	The existence of this Agreement and/or the nature of the business considered or conducted between the Parties shall not be disclosed at any time by a Party without the prior written permission of the other Party.

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11.3.	Confidential Information does not include:

a)	information that, prior to the time of disclosure was in the public domain;

b)	information that entered the public domain after the time of its disclosure provided that the release of this information into the public domain is not in violation of this Agreement, or to the Receiving Party’s knowledge, any other confidentiality agreement;

c)	information that the Receiving Party can establish in writing was already known to the Receiving Party or was in the Receiving Party’s possession prior to the time of the disclosure and was not acquired, directly or indirectly from the Disclosing Party;

d)	Information that was independently developed or discovered by the Receiving Party without the use of the Disclosing Party’s Confidential Information; and

e)	information that the Receiving Party is required to disclose by statute, rule, regulation, judicial process or in connection with litigation to which it is a party, provided that the Receiving Party promptly notifies the Disclosing Party and the Receiving Party takes all reasonable and lawful actions to obtain confidential treatment for such disclosure and, to the extent legally possible, minimise the extent of such disclosure.

11.4.	Both Parties agree to keep Confidential Information in the strictest confidence. The Receiving Party will only use Confidential Information for the purpose in which it was intended and not for any other purpose. The Receiving Party further agrees to disclose Confidential Information only to employees, directors, consultants and advisors of the Receiving Party who are required to have the information in order to provide the Services, provided that these third parties or employees are obliged by their contracts of employment or service not to disclose or use the Confidential Information other than to provide the Services. The Receiving Party shall use the same degree and level of care, to prevent the unauthorised use or disclosure of Confidential Information as the Receiving Party would exercise in protecting its own information of a similar nature provided that no less than reasonable care shall be used.

11.5.	Without limiting the foregoing, the Receiving Party may not (except as required by law) disclose any Confidential Information to a competitor of the Disclosing Party or use such information in negotiations with any such competitor in order to reach an agreement with any other party. Neither the Receiving Party nor any of its Representatives may disclose any of the Disclosing Party’s Confidential Information, including any pricing or other commercial terms or terms of any definitive agreement entered into with the Disclosing Party, to third parties known to the Receiving Party or its Representatives to be customers of the Disclosing Party.

11.6.	The Receiving Party shall immediately notify the Disclosing Party in the event of any unauthorized use, copying or disclosure of Confidential Information of the Receiving Party. The Receiving Party must promptly do anything reasonably required by the Disclosing Party to prevent or restrain a breach of this Agreement.

11.7.	The Disclosing Party retains the exclusive ownership of any and all rights in, to and under the Disclosing Party’s Confidential Information at all times. Nothing in this Agreement will be construed as granting or providing a licence or otherwise transferring either directly or indirectly any right or property in such Confidential Information to the Receiving Party, either expressly or by implication.

11.8.	The Disclosing Party makes no representations or warranties as to the accuracy or completeness of Confidential Information. Confidential Information is provided “as is”. The Disclosing Party is not liable for any loss or damage however caused, suffered or incurred by the Receiving Party in connection with Confidential Information.

11.9.	All documents and other tangible objects containing or representing Confidential Information of the Disclosing Party and all copies of Confidential Information of the Disclosing Party in the possession of the Receiving Party and agents of the Receiving Party shall be and remain the property of the Disclosing Party and shall be promptly returned to the Disclosing Party upon written request. Confidential Information in electronic form will be deleted or destroyed at the Disclosing Party’s request, save that Southern Star Research will be permitted to retain one copy of the study files for archival purposes.

11.10.	The obligations set forth in this Agreement shall survive until such time as all Confidential Information disclosed hereunder becomes publicly known and made generally available through no action or inaction of either Party.

11.11.	The Receiving Party agrees that the disclosure of Confidential Information to any third party without the express written consent of the Disclosing Party may cause irreparable harm to the Disclosing Party and that in addition to any other remedy which may be available at law, the Disclosing Party is entitled to injunctive relief to prevent a breach of this Agreement.

12.	Non-solicitation of Employees

12.1.	Psyence agrees that it will not at any time during the term of a Work Order or for a period of twelve (12) months from the date of termination of the Services, either directly or indirectly through any other person controlled by Psyence or acting on the direction of Psyence, directly or indirectly knowingly solicit for employment, or endeavour to employ or to retain as an independent contractor or agent, any person who is an employee of Southern Star Research.

12.2.	It is agreed between the Parties that in the event Psyence does not respect the non-hiring obligation, it shall immediately pay to the Southern Star Research a penalty in the amount of twelve (12) months’ total remuneration package (to include salary, motor vehicle allowance, superannuation contributions) of any hired/employed employee. It is also understood that such penalty shall be due independently of the existence or not of damages suffered by the Southern Star Research due to the non-respect of such non-hiring obligation.

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12.3.	Each party must comply with:

a)	the reasonable directions of the other party in relation to the handling of any Personal Information that the party holds or has held; and

b)	the Privacy Act 1988 (Cth).

13.	Successors and Assigns

13.1.	Southern Star Research may not assign or otherwise transfer, without the prior written consent of Psyence, any of its rights, duties or obligations under this Agreement, in whole or in part, to any person or entity. Any such attempted assignment or transfer by Southern Star Research without the written consent of Psyence shall be void. Subject to the foregoing restrictions on assignment, this Agreement shall be binding upon Southern Star Research, assigns, and successors and shall inure to the benefit of Psyence, its successors and assigns.

13.2.	Psyence may not assign or otherwise transfer, without the prior written consent of Southern Star Research, any of its rights, duties or obligations under this Agreement, in whole or in part, to any person or entity. Notwithstanding the foregoing, it is understood that Psyence does not require the prior written consent of Southern Star Research in connection with the transfer or assignment of Psyence’s rights hereunder to an Affiliate or in connection with a merger or sale of:

c)	all or substantially all of Psyence’s stock or assets; or

d)	the portion of Psyence’s business to which this Agreement relates.

14.	Force Majeure

14.1.	Neither Party shall be liable for any failure to provide the Services (in the case of Southern Star Research) or to perform any obligation under this Agreement where such inability is caused by Force Majeure. In this Agreement, “Force Majeure” will include, but not be limited to, acts of God, war, civil unrest, acts of government, acts of terrorism, fire, floods, explosions, the elements, power outages, epidemics, the failure of other suppliers, material shortages, delays in transportation or delays of suppliers or subcontractors caused by a Force Majeure, or other cause beyond such Party’s reasonable control.

15.	Anti Bribery

15.1.	Both Parties must:

a)	comply with all applicable laws, regulations and industry standards related to anti-corruption and anti-bribery;

b)	comply with all relevant policies and guidelines provided to by either Psyence or Southern Star Research in relation to the Services; and

c)	demonstrate high ethical business and personal integrity standards.

15.2.	Each Party shall be responsible, at its cost, for ensuring that any of its officers, employees or agents involved in providing the Services have received an appropriate level of training in relation to applicable anti-corruption and anti-bribery laws.

16.	Severability

16.1.	If any term or provision of this Agreement is determined to be illegal, unenforceable, or invalid in whole or in part for any reason, such provisions or part thereof shall be stricken from this Agreement, and such provision shall not affect the legality, enforceability, or validity of the remainder of this Agreement.

16.2.	If any provision or part thereof of this Agreement is stricken in accordance with the provisions of this Section, then this stricken provision shall be replaced, to the extent possible, with a legal, enforceable, and valid provision that is as similar in tenor to the stricken provision as is legally possible.

17.	Amendments

17.1.	This Agreement may be supplemented, amended, or modified only by the mutual agreement of the Parties, including through Work Orders and Change Orders as contemplated in this Agreement. No supplement, amendment, or modification of this Agreement shall be binding unless it is in writing and signed by all Parties.

18.	Governing Laws and Jurisdiction

18.1.	This Agreement, and any dispute arising from the relationship between the Parties to this Agreement, shall be governed by laws and courts of the state of New South Wales, Australia.

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18.2.	All notices to a Party shall be in writing to the address of such Party set forth in this Agreement and shall be in the English language.

19.	Disputes

19.1.	If a dispute (“Dispute”) arises between the Parties from or in connection with this Agreement, a Party to the Agreement must not commence court proceedings relating to the dispute unless that Party has participated in mediation in accordance with this Section 19. However, this Section 19 does not apply to an application for urgent interlocutory relief or a Party has reasonable cause to commence proceedings to avoid damage to its business or assets or to protect or preserve any right of action it may have.

19.2.	A Party to this Agreement claiming that a Dispute has arisen must give a written notice specifying the nature of the Dispute (“the Notice”) to the other Party or parties to this Agreement. The Parties must then participate in mediation in accordance with this Section 19.

19.3.	Within 10 business days of receipt of the Notice, the Managing Director/CEO or equivalent of each party (or his/her nominee) will meet to discuss the Dispute and to resolve it in amicable fashion between them.

19.4.	If the Dispute remains unresolved after the meeting in Section 19.3, the Parties consent to participate in a mediation conducted by a mediator appointed by agreement between the Parties, or if no agreement can be reached, by the President of the Law Society of NSW (or his/her nominee). The mediation will be conducted on neutral territory, within NSW, Australia or unless otherwise agreed, and each Party agrees to pay for the costs of the mediation equally. The mediator’s decision will not be binding on the Parties.

20.	Audit

20.1.	Subject to reasonable notice, not to be less than thirty (30) business days except as provided below, given in writing to to Southern Star Research, Psyence, its representatives, and/or any regulatory authority (with such notice, if any, as is required by applicable law, whether less than or more than thirty (30) business days) shall have access to and have the right to review Southern Star Research’s personnel, facilities, policies, procedures, books and records in connection with the Services for the purposes of conducting qualification audits and assessing the compliance with any applicable laws and the terms and conditions of this Agreement. The notice period may be less than thirty (30) business days in the case of audit by any regulatory authority.

Such audit shall be no more than two (2) business days per year during Southern Star Research’s normal business hours, and until the termination of this Agreement. Time spent by Southern Star Research and the costs of such audit shall be borne by Psyence.

Any auditor appointed by Psyence to perform such audit shall not be a competitor of Southern Star Research or its Affiliates and shall be bound by obligations of confidentiality at least as stringent as those contained in this Agreement. Psyence agrees that any audit shall not materially interfere with the conduct of Southern Star Research or its Affiliates’ businesses and that any auditor shall comply with any reasonable direction from Southern Star Research during the conduct of an audit.

21.	Non-Circumvention

During the term of this Agreement and for a period of three (3) years thereafter, neither Party shall, without the prior written consent of the other Party:

21.1.	directly or indirectly pursue or enter into any business transactions, agreements, or undertakings that bypass or exclude the other Party in relation to any business opportunity that was first introduced by that Party in connection with the Services;

21.2.	solicit or encourage any individual, entity, or third party introduced by the other Party for the purpose of terminating or altering their existing business relationship with the introducing Party in a manner that would be detrimental to the introducing Party.

22.	General

22.1.	Words in singular shall include the plural and vice versa.

22.2.	Headings are included for convenience and reference only and shall not affect the meaning or interpretation of this Agreement.

22.3.	No delay or omission on the part of either of the Parties to exercise or avail itself of any rights accruing to it under this Agreement shall operate as a waiver of those rights.

22.4.	This Agreement and all other agreements, Work Orders and Change Orders referred to in this Agreement constitute(s) the final, complete, and exclusive statement of the terms of the agreement between the Parties pertaining to the subject matter of this Agreement and supersedes all prior and contemporaneous understandings, representations or agreements of the Parties.

22.5.	This Agreement and all other agreements, Work Orders and Change Orders referred to in this Agreement may be executed in two or more counterparts, each of which shall constitute an original and all of which shall be deemed a single agreement. Signatures to this Master Agreement transmitted by fax, by electronic mail in portable document format (“.pdf”), or by any other electronic means intended to preserve the original graphic and pictorial appearance of the Master Agreement, shall have the same effect as physical delivery of the paper document bearing the original signature.

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22.6.	The meaning of general words is not limited by specific examples introduced by including, for example or similar expression.

22.7.	Words and expressions importing natural persons include partnerships, bodies corporate, associations, governments and governmental and local authorities and agencies.

22.8.	Each party has entered into this Agreement without relying on the representation by any other party or any person purporting to represent that party.

23.	Notices

23.1.	All written notices or other documents required under this Agreement shall be deemed to be received when delivered via email (when a ‘read receipt’ confirms receipt), upon receipt in the case of personal delivery; three (3) business days after being deposited with a recognised express or air courier. A notice that is given on a day that is not a business day is treated as given on the following business day.

23.2.	All notices to Southern Star Research must be sent to:

Southern Star Research Pty Ltd

Attention: Managing Director

1 Merriwa Street, Gordon NSW 2072, Australia

Email:

23.3.	All notices to Psyence must be sent to:

Psyence Australia Pty Ltd

Level 7, 330 Collins Street, Melbourne VIC 3000

Attention: Dr Clive Ward-Able, copying Dr Neil Maresky

Email:

24.	Representation on Authority of Parties/Signatories

24.1.	Each person signing this Agreement represents and warrants that he or she is duly authorised and has legal capacity to execute and deliver this Agreement.

24.2.	Each Party represents and warrants to the other Party that the execution and delivery of the Agreement and the performance of such Party’s obligations hereunder have been duly authorised and that the Agreement is a valid and legal agreement binding on such Party and enforceable in accordance with its terms.

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Executed as an Agreement.

Executed by Psyence Australia Pty Ltd ACN 665 259 727 in accordance with section 127 of the Corporations Act 2001 (Cth) by:	) ) ) )

Signature of Director		Signature of Director

Timothy James Waugh		Warwick Corden-Lloyd
Print name of Director		Print name of Director

Executed by Southern Star Research Pty Ltd ACN 103 120 896 in accordance with section 127 of the Corporations Act 2001 (Cth) by:	) ) ) )

Signature of Director		Signature of Company Secretary

David Lloyd		Richard M. Taylor
Print name of Director		Print name of Company Secretary

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